UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  VITALCOM INC
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    927917104
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                                 (CUSIP Number)

                                John E. Runnells
                            The Vertical Group, L.P.
                                 18 Bank Street
                               Summit, N.J. 07901
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 1, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in proper formal shall includes 2 signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 927917104                                            Page 2 of 7 Pages
-------------------------                             --------------------------

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1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |         The Vertical Fund Asociates, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
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3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |         WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |         Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |      340,682
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |      340,682
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |      340,682
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |      4.3%
--------------------------------------------------------------------------------
14  |   TYPE OF REPORTING PERSON*
    |
    |      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 927917104                                            Page 3 of 7 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |         Vertical Life Sciences, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |         WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |         Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |      71,700
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |      71,700
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |      71,700
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |      0.9%
--------------------------------------------------------------------------------
14  |   TYPE OF REPORTING PERSON*
    |
    |      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 927917104                                            Page 4 of 7 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |         Stephen D. Baksa
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |         PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |         Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |      19,500
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |      412,382
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |      19,500
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |      412,382
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |      431,882
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |      5.5%
--------------------------------------------------------------------------------
14  |   TYPE OF REPORTING PERSON*
    |
    |      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 3 to Statement on Schedule 13-D ("Statement") with respect to the Common Stock, par value $0.001 per share, of VitalCom Inc. (the "Issuer") is filed jointly by Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences")(collectively, the "Partnerships") and Stephen D. Baksa ("Baksa")(the "Partnerships and Baksa are hereinafter sometimes referred to collectively as the "Reporting Persons") in order to amend Items 3 and 5 of the Statement (as heretofore amended) to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the close of business on March 1, 2000, Associates owned 340,682 shares of VCOM Common Stock, which it acquired at an aggregate cost of $1,633,469; Life Sciences owned 71,700 shares of VCOM Common Stock, which it acquired at an aggregate cost of $161,325; and Baksa owned 19,500 shares of VCOM Common Stock, which he acquired at aggregate cost of $93,406. All of the 431,882 shares of VCOM Common Stock collectively owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds. The source of funds used by Baksa to acquire the shares owned by him was his personal funds.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) Of the total Shares beneficially owned by the Reporting Persons, 340,682 shares (approximately 4.3% of the total outstanding) are directly and beneficially owned by Associates; 71,700 shares (approximately 0.9% of the total outstanding) are directly and beneficially owned by Life Sciences; and 19,500 shares (approximately 0.2% of the total outstanding) are directly and beneficially owned by Baksa. Subject to the next succeeding paragraph, each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such Reporting Person.

     In addition, Group may be deemed to be the beneficial owner of all 412,382 Shares (approximately 5.2% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals (including Baksa) may be deemed to be the beneficial owner of all 412,382 Shares (approximately 5.2% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

     (c) The chart below lists all transactions in VCOM Common Stock during the 60 days ended March 1, 2000 by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were sales effected in the open market:

  Person
 Effecting               Date of               Number of            Price per
Transaction            Transaction              Shares                Share
-----------          -----------------         ---------            ---------
Associates           February 11, 2000          59,750                $5.04
Life Sciences        February 11, 2000          59,750                $5.04
Associates           February 14, 2000          33,650                $5.35
Life Sciences        February 14, 2000          33,650                $5.35
Associates           February 15, 2000           1,500                $5.25
Life Sciences        February 15, 2000           1,500                $5.25
Associates           February 16, 2000          12,400                $5.00
Life Sciences        February 16, 2000          12,400                $5.00
Associates           February 18, 2000           2,600                $4.88
Life Sciences        February 18, 2000           2,600                $4.88
Associates           February 29, 2000           9,000                $4.50
Life Sciences        February 29, 2000           8,000                $4.50
Associates           March 1, 2000              80,000                $5.50
Life Sciences        March 1, 2000              26,600                $5.50

                  (d) and (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

March 2, 2000                                VERTICAL FUND ASSOCIATES, L.P.
                                             BY: THE VERTICAL GROUP, L.P.
                                                 General Partner


                                             By: /s/ John E. Runnells
                                                 ------------------------------
                                                 John E. Runnells
                                                 General Partner



                                             VERTICAL LIFE SCIENCES, L.P.
                                             BY: THE VERTICAL GROUP, L.P.
                                                 General Partner


                                             By: /s/ John E. Runnells
                                                 ------------------------------
                                                 John E. Runnells
                                                 General Partner


                                             /s/ Stephen D. Baksa
                                                 ------------------------------
                                                 Stephen D. Baksa